Exhibit 99.1

August 1, 2023

Dear Cognyte Software Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Cognyte Software Ltd., to be held on September 6, 2023, at 4:30 PM (Israel time), at our headquarters 33 Maskit Street, Herzliya Pituach, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of market on July 31, 2023, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
Elad Sharon
/s/ Elad Sharon
Chief Executive Officer

Notice of Annual General Meeting of Shareholders

To be Held on September 6, 2023

Dear Cognyte Software Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Cognyte Software Ltd. (the “Company”), to be held on September 6, 2023, at 4:30 PM (Israel time), at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel (the telephone number at that address is +972-9-962-2300).

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)
to re-elect each of Ms. Dafna Sharir and Mr. Avi Cohen as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders for the year ending January 31, 2027, and until their respective successors are duly elected and qualified;

(2)	to approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer; and

(3)	to approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, and a member of the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending January 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended January 31, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on July 31, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares of the Company by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of market on July 31, 2023, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote “FOR” each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is August 8, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://cognyte.com/investors/ or at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel, upon prior notice and during regular working hours (telephone number: +972-9-962-2300) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on September 5, 2023, to be validly included in the tally of ordinary shares of the Company voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on September 6, 2023

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Cognyte Software Ltd. (the “Company” or “Cognyte”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on September 6, 2023, at 4:30 PM (Israel time), at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares, beginning August 1, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on July 31, 2023 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares of the Company by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares of the Company so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)
to re-elect each of Ms. Dafna Sharir and Mr. Avi Cohen as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders for the year ending January 31, 2027, and until their respective successors are duly elected and qualified;

(2)	to approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer; and
to approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, and a member of the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending January 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended January 31, 2023.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On July 31, 2023, we had a total of 70,317,792 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of market on July 31, 2023, is entitled to one vote on each of the Proposals to be presented at the Meeting or any adjournment thereof. Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares of the Company) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares of the Company in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2024; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares of the Company through a bank or broker to instruct its bank or broker how to vote its ordinary shares of the Company, if the shareholder wants its ordinary shares of the Company to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal No. 2, is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the majority of the shares that are voted at the Meeting in favor of a such proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of such proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company) including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal No. 2.

As of this date, we are not aware of any controlling shareholders as defined above, and in addition we believe that other than Mr. Elad Sharon, our Chief Executive Officer, none of our shareholders should have a personal interest in the Proposal. As such, shareholders (other than Mr. Sharon) should mark “NO” in the appropriate place on the proxy card or voting instruction form (or in their electronic submission).

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet – If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

•
By telephone – If you are a shareholder of record as of the Record Date, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone.

•
By mail – If you are a shareholder of record as of the Record Date, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record as of the Record Date whose ordinary shares of the Company are registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions Inc., you can also vote your ordinary shares of the Company by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record as of the Record Date, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 33 Maskit Street, Herzliya Pituach, Israel, Attention: Liam Eckstein, Legal Director, Securities and Corporate Governance, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 5, 2023.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares of the Company will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your ordinary shares of the Company will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of ordinary shares of the Company held in “street name” in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares of the Company directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares of the Company, giving you the right to vote the ordinary shares of the Company at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares of the Company.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of market on July 31, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 1, 2023. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Company’s ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://www.cognyte.com/investors/. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Liam Eckstein, Legal Director, Securities and Corporate Governance at +972 9 962 5899 or liam.eckstein@cognyte.com.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during the year ended January 31, 2023 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended January 31, 2023, as filed with the SEC on April 11, 2023 (the “Annual Report”), a copy of which is available on our website at https://www.cognyte.com/investors/.

CORPORATE GOVERNANCE
Overview

Cognyte is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our Board currently consists of eight directors. Other than Dan Bodner, the Chairman of our Board, and Elad Sharon, our Chief Executive Officer, each of our other six directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, and until their successor has been duly elected and qualified, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
☑	Base a significant portion of the compensation opportunity of our executive officers on financial performance	☑	Emphasize pay-for-performance - meaning the earning of annual bonuses are subject to the attainment of objective performance measurements
☑	Set annual incentive targets to our chief executive officer based on objective performance measures	☑	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
☑	Maintain a majority independent Board	☑	Cap cash bonus payments and annual equity based compensation
☑	Maintain entirely independent Board committees	☑	Regularly review the executive compensation and peer group data

Diversity of the Board of Directors
The table below provides certain information regarding the diversity of our Board as of the date of this Proxy Statement.

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	--
LGBTQ+	--
Did Not Disclose Demographic Background	--

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders on the topics of executive compensation corporate governance policies and practices, and our environmental, social and governance program. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

For more information regarding our Board, its committees, and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

On May 9, 2023, in accordance with our Articles of Association, our Board, increased the number of our directors from seven directors to eight directors. In addition, our Board appointed Mr. Avi Cohen to the Board effective as of June 4, 2023 as a Class II director. During July 2023, Mr. Dan Bodner decided not to stand for reelection to our Board at the Meeting, and on July 11, 2023 the Board resolved to name Mr. Earl Shanks as the Board’s chairman and to reduce its size to seven members, all effective immediately after the Meeting.

Our Board is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Mr. Richard Nottenburg, Ms. Karmit Shilo and Mr. Zvika Naggan, and their terms expire at our annual meeting of shareholders to be held during the fiscal year ending January 31, 2026;

●	the Class II directors are Mr. Dan Bodner (who will not stand for reelection), Ms. Dafna Sharir and Mr. Avi Cohen, and their terms expire at the Meeting; and

●	the Class III directors are Mr. Earl Shanks and Mr. Elad Sharon, and their terms expire at our annual meeting of shareholders to be held during the fiscal year ending January 31, 2025.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Ms. Dafna Sharir and Mr. Avi Cohen, to our Board to serve until the annual general meeting of our shareholders to be held during the fiscal year ending January 31, 2027, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Each of Ms. Dafna Sharir and Mr. Avi Cohen qualifies as an independent director under the Nasdaq corporate governance rules. Ms. Dafna Sharir serves as a member of the audit committee and qualifies as an independent director under the additional independence requirements of the rules of the SEC and of the corporate governance rules of Nasdaq relating to audit committee membership.

In accordance with the Companies Law, each of Ms. Dafna Sharir and Mr. Avi Cohen has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

During 2022, each of the directors standing for re-election at the Meeting attended 100 % of our Board and Board committee meetings, as applicable.

The Nominating and Governance Committee of our Board recommended that each of Ms. Dafna Sharir and Mr. Avi Cohen be re-elected at the Meeting as a Class II director for a term to expire at the annual general meeting of our shareholders to be held during the fiscal year ending January 31,

2027, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

Biographical information concerning Ms. Dafna Sharir and Mr. Avi Cohen is set forth below:

Dafna Sharir. Ms. Sharir has served as a member of our Board since March 2022. Ms. Sharir has served as a business advisor to various companies, including BrightCodes Technologies Ltd. from 2018 to 2021. Previously, Ms. Sharir has provided M&A Advisory services to FAM, a US asset management firm, from 2008 to 2010 and to Ofer Group and Israel Corp. from 2005 to 2008. She has held various senior positions, including as Senior Vice President Investments at AMPAL from 2002-2005. Ms. Sharir currently serves as an independent director and chairman of the compensation committee at Ormat Technologies Inc., as an independent director and a member of the audit committee at Gilat Satellite Networks Ltd., and as a director at Minute media Inc. Ms. Sharir holds an MBA from INSEAD Business School, a B.A. in Economics from Tel Aviv University, as well as an LL.B. Magna Cum Laude from Tel Aviv University and Master of Law (LL.M.) from New York University.

Avi Cohen. Mr. Cohen has served as a member of our Board since June 2023. He also, serves as Executive Chairman of ZOOZ Power, a publicly traded company on TASE as well a director of Nova Ltd. (Nasdaq: NVMI). Mr. Cohen additionally serves as Executive Chairman of Xjet and as a director on the boards of Cortica and CGS Tower Networks. From July 2016 to September 2017 Mr. Cohen served as the Chief Executive Officer of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the Chief Executive Officer of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies Ltd., a public company traded on the TASE. From September 2006 to December 2008, Mr. Cohen served as Chief Operating Officer and deputy to the chief executive officer of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group Vice President, Corporate Officer and member of the Executive Management Committee. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as chief executive officer of Allegro Intelligent Systems, which he founded, and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve that Ms. Dafna Sharir be re-elected as Class II director, to serve until the annual meeting of shareholders to be held during the fiscal year ending on January 31, 2027 and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

“RESOLVED, to approve that Mr. Avi Cohen be re-elected as Class II director, to serve until the annual meeting of shareholders to be held during the fiscal year ending on January 31, 2027, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Ms. Dafna Sharir and Mr. Avi Cohen as a Class II director for a term to expire at the 2026 annual general meeting.

PROPOSAL 2

APPROVAL OF AMENDMENTS TO THE TERMS OF EMPLOYMENT OF
MR. ELAD SHARON, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of its chief executive officer, is required, subject to certain exceptions, to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

In order to accomplish our key corporate objectives, we must attract, motivate and retain highly skilled and experienced people to execute our corporate strategy and lead our team. Our Board and its Compensation Committee (the “Compensation Committee”) have designed our compensation programs to support the creation of shareholders’ value while also maintaining our ability to recruit and retain talent. We view long-term incentive compensation in the form of equity linked awards as a critical element of the compensation package offered to our executives.

During 2023, our Compensation Committee retained Aon’s Human Capital Solutions practice, a division of Aon plc (“Aon”), as independent compensation consultant, recognizing the importance of obtaining objective, independent expertise and advice in carrying out its responsibilities. Our Compensation Committee selected Aon as its consultant because of the firm’s expertise, experience and access to relevant technology sector compensation data.

     Mr. Sharon serves as our Chief Executive Officer and as a member of our board of directors since February 1, 2021, the effective date of our spin-off from Verint. Prior to that, Mr. Sharon served as the President of Verint’s Cyber Intelligence Solutions business since February 2016. Since joining Verint in 1997, Mr. Sharon held a broad range of management positions in the Cyber Intelligence Solutions business, including Senior Vice President of Products, R&D and Delivery, Senior Vice President of Strategic Programs, and Chief Operating Officer. Mr. Sharon has a deep understanding of our solutions and strategic relationships with many of our largest customers. In recognition of Mr. Sharon’s experience and performance and the value he brings to Cognyte’s shareholders, the Compensation Committee and Board are proposing a competitive compensation package in order to motivate and retain Mr. Sharon over a long-term, all-in accordance with the Company’s compensation philosophy. Our Compensation Committee and Board believe that it is in the best interests of our shareholders and the Company to approve the amendment of terms of office of Mr. Sharon as Company’s Chief Executive Officer.

At the Meeting, shareholders will be asked to approve an amendment to the compensation terms of Mr. Elad Sharon, our Chief Executive Officer.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this Proposal 2 is not approved by the affirmative vote of our shareholders as described herein, the Company will not be authorized to provide the compensation described herein to our Chief Executive Officer.

Methodology
We believe that the proposed Chief Executive Officer compensation package structure and components allow us to utilize compensation as a strategic and valuable tool to help ensure executive incentives are directly tied to creating long-term company value. Our Compensation Committee and Board have designed the proposed compensation package to align a significant portion of the Chief Executive Officer compensation with shareholder interests and long-term Company value while allowing for Mr. Sharon’s compensation to remain appropriate and competitive relative to market practices in similar technology companies, and in a changing market environment. To ensure that the vast majority of Mr. Sharon’s compensation is directly tied to building long-term shareholder value, the Compensation Committee and Board have determined that the optimal mix of cash and equity linked awards should be more heavily weighted toward equity linked compensation, including variable, performance-based equity, with a lower cash component.

Peer Study as a Reference Point
Our Compensation Committee and Board reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Aon, of peer CEOs. The peer group was constructed around a set of carefully chosen parameters which was approved by the Compensation Committee and shared with the Board.
We compete with global companies to attract and retain highly talented professionals with the necessary capabilities to promote creativity, encourage high achievement, manage our business and execute our strategy while being subject to exposure associated with being officers of a US-listed company. The Compensation Committee references, among other things, the amounts and structures of the compensation of executive officers in the companies in peer groups in multiple markets in determining competitive pay levels. Our compensation philosophy is that target compensation to our chief executive officer should be comparable to a reasonable range (plus minus 10 percentile points) around the median of other chief executive officers of our peer group.

Proposed Chief Executive Compensation
At the Meeting, shareholders will be requested to approve amendments to Mr. Sharon’s compensation terms, our Chief Executive Officer. The proposed terms are the result of a thorough compensation study conducted by Aon, and per the recommendation and approval of our Compensation Committee and Board:
Cash Compensation

Annual Base Salary(*)	Annual Bonus
NIS 1,680,000 (equivalent to approximately $465,000)(**)	100% of Annual Base Salary

(*) Subject to an annual increase by (i) 5% of the then effective base salary, unless the Board or the Compensation Committee determine that the base salary should be increased at a different rate which is up to 5%; and (ii) in addition the increases of the Consumer Price Index since the previous increase of the base salary. In the event that in any anniversary the increase referred to under sub-section (i) is at a rate lower than 5% then the subsequent increase in the following year may be at a higher rate provided that the base salary does not exceed the amount that would have been paid had the base salary increased in each anniversary by 5%.

(**) Converted into U.S. dollars at the average conversion rate for the month ended June 30, 2023.
•In accordance with the Company’s compensation methodology, at least 50% of Mr. Sharon’s total target cash compensation will be derived from variable, performance-based compensation. His variable cash compensation in any fiscal year will be subject to achievement of certain pre-established quantitative performance goals and objectives that are viewed by the Compensation Committee and Board to be key components in the Company’s medium- and long-term success. Yet, up to 20% of the variable cash compensation may be subject to qualitative performance at the discretion of the Compensation Committee and the Board. In addition, subject to the Company and Mr. Sharon overachieving the performance objectives determined by the Compensation Committee and the Board by pre-established thresholds in any fiscal year, Mr. Sharon may be entitled to an additional bonus equal to up to his annual base salary.
•Our Compensation Committee and the Board shall be authorized to pay Mr. Sharon’s annual cash bonus and the over achievement component (if and to the extent earned) in restricted share units (“RSUs”) or shares of the Company.
•Mr. Sharon’s proposed base salary and total target cash compensation, including benefits customary in Israel, approach the median as compared to other chief executive officers of our peer group. Such cash compensation reflects approximately a 27% increase to Mr. Sharon’s current base salary, which our Board and Compensation Committee believe are below market standard based on Aon provided data.
•If approved in the Meeting, the foregoing changes to the base salary, will become effective at the Meeting.

Equity Linked Awards

The proposed equity linked awards mix for Mr. Sharon for his role as our Chief Executive Officer includes timed based RSUs, performance based RSUs (“PSUs”) and Synthetic Options, as described below. All such equity linked awards shall be granted pursuant to the terms of Cognyte’s 2021 Share Incentive Plan (the “2021 Plan”).

Our Board and Compensation Committee believe that the proposed equity award plan for the Chief Executive Officer described herein would enable the Compensation Committee and Board to provide long-term incentives through equity linked awards consistent with the Company’s compensation methodology described above. The proposed plan assures shareholders that the equity linked compensation for the Chief Executive Officer, which constitutes a significant majority of Mr. Sharon’s overall pay, would adhere to the clear guardrails pre-approved by the shareholders with regards to its scope, value, composition and performance criteria.

In addition, our Board and Compensation Committee recognize that equity dilution is an important consideration for shareholders. As of July 31, 2023, we had 74,033,476 shares issued and outstanding on a fully diluted basis, of which 7,086,083 were reserved for exercise of outstanding awards and for future grants to employees and management, resulting in an overall level of dilution of approximately 9.57%. Our Board and Compensation Committee believe that the mix of RSUs and PSUs, on the one hand, and Synthetic Options, on the other hand, will allow Mr. Sharon to gain from mid to long term appreciation in our share price while ensuring that our shareholders are not excessively diluted. We will continue to monitor our equity use in future years to ensure that it is within competitive market norms.

Equity Linked Awards for Fiscal Year 2024

It is proposed that with respect to the fiscal year ending January 31, 2024, Mr. Sharon will receive equity awards as follows (collectively, the “2024 Award”):

•200,000 RSUs, which RSUs shall vest over three (3) years such that one-third (1/3) of the RSUs shall vest on the first anniversary of the applicable grant date, and the balance of the RSUs shall vest equally on a quarterly basis over the following eight (8) quarters, in each case subject to Mr. Sharon remaining continuously employed by the Company through such vesting date.
•200,000 PSUs, which PSUs shall vest subject to the Company meeting pre-established quantitative performance goals and objectives with respect to fiscal years 2024 and 2025, and subject to Mr. Sharon remaining continuously employed by the Company through such vesting date. If the Company will meet the overachievement performance targets established by our Board and Compensation Committee, such PSUs may settle to up two times the number of shares underlying such PSUs.
•300,000 synthetic options (the “Synthetic Options”) with a grant price equal to the 30 days trailing average closing sales price prior to the grant date. The Synthetic Options will settle only in cash in three equal installments on each of the first three anniversaries following the grant date subject to Mr. Sharon remaining continuously employed by the Company through such settlement date. The settlement amount shall equal the excess of the fair market value of the Company’s shares on such settlement date (using a similar 30 days trailing average) over the grant price. The value of the Synthetic Options can range from zero (if the share price at settlement dates is below grant price) to multi-million dollars, a range that reflects inherent uncertainty of realized value.
•The value of the equity linked grants for the fiscal year ending January 31, 2024, assuming achievement of the PSU performance criteria at target level and assuming the range of value of the Synthetic Options, is based on the compensation philosophy of targeting a reasonable range around the median as compared with an annual grant for other chief executive officers in our peer group, for which Aon data is close to $3.5 million.

Equity Linked Awards for Fiscal Years 2025 and 2026

    It is proposed that with respect to each of the fiscal years ending on January 31, 2025 and 2026, as long as Mr. Sharon continues to serve as the Chief Executive Officer on the date of grant, he will receive equity awards as follows:
•Subject to the following paragraph, an equal number of RSUs and PSUs such that the aggregate number of such RSUs and PSUs will equal to $3.5 million divided by the fair market value of the shares of the Company, which fair market value will be calculated in the manner then calculated by the Company for all of its members of management.
•To further ensure that that the dilutive effect of Mr. Sharon’s equity linked grants does not have an excessive dilution effect on our share capital, the aggregate number of RSUs and PSUs granted to Mr. Sharon in any fiscal year is intended to be capped at 400,000, while the remaining value may be granted, as determined by the Compensation Committee and the Board, either in the form of options, Synthetic Options, RSUs or PSUs (or a combination thereof), using a customary method of evaluation with such exercise and vesting terms, all as determined by the Compensation Committee and the Board.
•The Compensation Committee and Board will annually assess Mr. Sharon’s performance in the previous year and his expected contribution to the Company’s short- and long-term success. The Compensation Committee and the Board will then determine the appropriate performance vesting terms of Mr. Sharon’s PSUs. The RSUs granted in each of the fiscal years of 2025 and 2026 will be subject to the same vesting terms as the RSUs granted under the 2024 Award.
•Pursuant to Aon’s independent analysis, the value of the equity linked grants for each of the fiscal years ending January 31, 2025 and 2026, assuming achievement of the PSU performance criteria at target level, is close to median compared with an annual grant for other chief executive officers in our peer group.
Vesting and Acceleration of Equity Linked Awards
The equity linked awards shall vest on each applicable vesting or settlement date subject to Mr. Sharon remaining continuously employed by the Company through the applicable vesting or settlement date, provided that the following acceleration provisions will apply:
(1)if Mr. Sharon’s employment with the Company is terminated, (i) by the Company without Cause (as will be customarily defined in Mr. Sharon’s employment agreement), (ii) by Mr. Sharon for Good Reason (as will be customarily defined in Mr. Sharon’s employment agreement) or (iii) due to Mr. Sharon’s death or Disability (as defined in the 2021 Plan), the then outstanding and unvested equity linked awards so granted to Mr. Sharon will become fully vested; and
(2)upon the occurrence of a Change in Control (as defined in the 2021 Plan) with respect to any awards then held by Mr. Sharon (A) 50% of the then outstanding unvested equity linked awards held by Mr. Sharon shall fully accelerate upon the occurrence of such Change in Control, and the remaining unvested equity linked awards shall continue to vest in accordance with their then existing vesting schedule and (B) all the remaining unvested equity linked awards shall be fully accelerate and become fully vested at such time that Mr. Sharon’s employment with the Company is terminated within twelve (12) months following the Change in Control either by the Company or its successor without Cause or by the Executive for Good Reason.

Additional Benefits

Mr. Sharon’s employment agreement includes additional customary provisions, including customary non-solicitation, confidentiality and intellectual property assignment undertakings by Mr. Sharon. Mr. Sharon will also be subject to a six (6) month non-compete following the termination of his employment. Consistent with his current employment agreement, Mr. Sharon will be entitled to customary fringe benefits, including standard pensions and saving accruals, contributions to a study fund, participation in Company’s insurance plans, customary reimbursement of expenses, leased car, mobile phone reimbursement, and 26 annual vacation days, and will be entitled to a reimbursement of his legal fees incurred in connection with entering into a new employment agreement with a cap determined by the Compensation Committee and the Board.

In the event the employment of Mr. Sharon is terminated by either the Company or Mr. Sharon, other than by the Company for circumstances constituting Cause, a six (6) months prior notice will apply in addition to a six (6) months adjustment period, during which periods Mr. Sharon will be entitled to all benefits described herein, including base salary, annual bonus and the continuation of vesting of his outstanding equity linked awards.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve amendments to the terms of employment of Mr. Elad Sharon, Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated August 1, 2023.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) provides that in any given fiscal year, the value of the equity awards granted to our chief executive officer will not exceed the higher of (i) seven times his or her annual base salary and (ii) 0.5% of the Company’s fair market value. While we are committed to providing long term value to our shareholders, we cannot ensure at a high degree of certainty what will be the fair market value of our Company in any given fiscal year. In addition, in order to ensure shareholders will not be excessively diluted due to the equity linked awards granted to our Chief Executive Officer, our Compensation Committee and Board propose that a portion of the equity linked awards may, or will be, in the form of Synthetic Options. Such Synthetic Options carry unique features and are inherently difficult to value, and our Compensation Policy does not specifically address how such instrument should be classified or valued. In light of the above, and for the avoidance of any doubt in case the value or the terms of any awards granted herein in any fiscal year will deviate from the applicable terms set forth in our Compensation Policy, we are seeking to approve this proposal under a Special Majority.

Board Recommendation

The Board recommends a vote “FOR” the amendments to the terms of employment of Mr. Elad Sharon, Company’s Chief Executive Officer.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

The audit committee of the Board and the Board have approved the appointment of Brightman Almagor Zohar & Co., a member of the Deloitte Global Network, as our independent registered public accountants for the year ending January 31, 2024, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Brightman Almagor Zohar & Co., a member of the Deloitte Global Network, and Deloitte & Touche LLP, during the fiscal year ended January 31, 2023.

	FYE 2022	FYE 2023
	(in thousands)
Audit fees(1)	$1,213	$805
Audit-related fees(2)	$20	75
Tax fees(3)	$19	24
Total	$1,252	$904

(1)	“Audit fees” include fees for professional services rendered for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.
(2)
“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, other than those included in “Audit fees” namely, services related to other statutory or regulatory filings and due diligence.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

The audit committee of the Board has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. The audit committee of the Board pre-approved the audit services and the required non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Brightman Almagor Zohar & Co., registered public accounting firm, and a member of the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending January 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of the Deloitte Global Network, as our independent registered public accounting firm for the year ending January 31, 2024.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended January 31, 2023. A copy of the Annual Report, including the audited consolidated financial statements for the year ended January 31, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://www.cognyte.com/investors/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on April 11, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.cognyte.com/investors/.

The Company is subject to the information reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,
/s/ Elad Sharon
Elad Sharon
Chief Executive Officer

Dated: August 1, 2023